U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    ----------------------------------------

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         SPEECHLINK COMMUNICATIONS CORP.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


          DELAWARE                                          65-0207877
          --------                                          ----------
(State or other jurisdiction of                           (IRS Employer
 incorporation or organization)                         Identification No.)


        30 ST. PATRICK STREET, 5TH FLOOR, TORONTO, ONTARIO M5T 3A3 CANADA
        -----------------------------------------------------------------
              (Address of principal executive offices and Zip Code)

                                 (416) 598-1388
                                 --------------
                           (Issuer's telephone number)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:  NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: COMMON STOCK, PAR VALUE $0.0001 PER SHARE

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PART I........................................................................3
  ITEM 1.  DESCRIPTION OF BUSINESS............................................3
  ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS........16
  ITEM 3.  DESCRIPTION OF PROPERTY...........................................27
  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
             AND MANAGEMENT..................................................27
  ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
             CONTROL PERSONS.................................................30
  ITEM 6.  EXECUTIVE COMPENSATION............................................31
  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................31
  ITEM 8.  DESCRIPTION OF SECURITIES.........................................32

PART II......................................................................33
  ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S
             COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.....................33
  ITEM 2.  LEGAL PROCEEDINGS.................................................34
  ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
             ON ACCOUNTING AND FINANCIAL DISCLOSURE..........................34
  ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES...........................34
  ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................35

PART F/S.....................................................................36
  FINANCIAL STATEMENTS.......................................................36

PART III.....................................................................54
  ITEM 1. and ITEM 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS.........54

SIGNATURE....................................................................55

                           FORWARD-LOOKING STATEMENTS

     This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the Company's business objectives and strategy and the development of the Company's telephony related products. Such forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management beliefs and certain assumptions made by the Company's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted or contemplated by any such forward- looking statements.

     Factors that could cause actual events or results to differ materially include, among others, the following: market acceptance of the Internet as a medium for consumers to obtain web related telecommunications services, the Company's ability to create, license and deliver leading edge telecommunications applications, intense competition from other providers of telecommunications applications over the Internet, the Company's early state of development, delays or errors in the Company's ability to effect electronic commerce transactions, changes in economic conditions, negligence, the Company's ability to obtain needed capital, intellectual property infringement, and other risks inherent in the telecommunications industry and associated with doing business over the Internet. See "Item 2 - Management's Discussion and Analysis -- Factors That May Affect Future Results." Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

     Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth herein and in other reports or documents the Company will be required to file from time to time with the Securities and Exchange Commission, particularly the Annual Reports on Form 10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K, once its Registration Statement on Form 10-SB is filed and 60 days have transpired.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

SPEECHLINK BUSINESS OVERVIEW
----------------------------

     SpeechLink Communications Corp. (referred to as the "Company" or "SpeechLink") designs and installs software, together with associated hardware, for its customers to permit their access to various telecommunications services. SpeechLink software technology is "phone-centric". The Company focuses on enabling telephone appliances to provide access to increased functionality in business-to-business and in consumer applications. Convergence of technologies in the telecommunications industry (enabled by packet (data) transmission) means


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that land line and mobile phones can be web enabled. The following are a few applications that are enabled by SpeechLink software:

o    Calling card services
o    Banking and investment services
o Unified Messaging (voice mail, timed delivery, fax mail, text to speech e-mail and fax mail, "follow me" calls, etc.)
o    Global roaming for mobile phone users
o Marketing sponsored services (weather forecast, news, investment information, etc.)
o Telecommunications-Commerce (t-commerce) transactions (which encompasses e-commerce)

     In addition to the traditional telephone handset, different user friendly appliances (e.g. palm tops and mobile phones with messaging screens, etc.) are being developed to conveniently access these new services. SpeechLink technology delivers and manages these new services through such Enhanced Provisioning Platform for Information and Communication ("EPPIC") "tools" as: personal PIN security access, intelligent routing, flexibility in establishing call charges, and system access to the Internet.

     Working closely with its customers, SpeechLink develops systems of designed software together with existing hardware that enable the customers to provide services that are highly customized to the needs of niche market end users. The customers are typically second and third tier providers of telephone systems or overseas divisions of first tier providers. SpeechLink provides complete system installation, training, support and maintenance service worldwide.

INDUSTRY BACKGROUND
-------------------

     The global telecommunications market has grown significantly in the past several years, and strong growth is forecasted in the two sectors that are primary markets for SpeechLink technology - pre-paid calling market and Unified Messaging Services (UMS) market.

     The Pelorus Group, a market research firm studying the prepaid telephony market is forecasting that the prepaid telephony market will increase to over $19 billion by 2004 from over $6.5 billion in year 2000, representing an overall growth rate of 277%. There are three basic segments of today's prepaid market: prepaid calling cards, prepaid wireless, and prepaid wireline. has been working in two of these segments, prepaid calling cards in Korea, China and North America and prepaid wireless in China, where its technology would a component in a satellite and land line telecommunications system that would support shipping logistics for independent truckers.

     Recognizing that telecommunications companies will need leading platform technology to compete in such a competitive market, SpeechLink has aimed its EPPIC products and complementary services directly at the forecasted high growth enhanced Internet based communication services market. SpeechLink targets the following types of service providers in the packet-based voice market: next generation carriers, web-enhanced telephony service providers, telecom equipment manufactures, calling card service providers, wireless networks and cable companies. See "Competition" below.

SPEECHLINK CORE STRATEGY FOR BUSINESS GROWTH
--------------------------------------------

     SpeechLink develops software for the telecommunications industry. SpeechLink's software platform is called EPPIC (Enhanced Provisioning Platform for Information and Communications). Principal applications running on the EPPIC platform include services for; Calling Cards and Unified Messaging. There are many features that support these applications e.g. multi-language phone access to e-mail, LinkScript (user friendly programming language), e-mail delivery over fax machine.

     Typically, SpeechLink customer companies are telecommunications service providers for services such as pre-paid calling cards, ASPs (Application Service Providers) and paging companies. SpeechLink helps these companies to maintain their subscriber lists: EPPIC enabled voice portal access to the Internet strengthens subscriber loyalty and creates high growth valuation (increases business net worth on a "per subscriber" basis). The initiative with Asia Pacific Telecom Group Co. Ltd. illustrates SpeechLink's "core strategy" initiative.

ASIA PACIFIC PARTICIPATION AGREEMENT
------------------------------------

     As of November 16, 2000, the Company entered into a Technology Purchase Agreement with Asia Pacific Telecom Group Co. Ltd. ("Asia Pacific"). Under this Agreement, Asia Pacific will purchase the Company's EPPIC with UMS features on a staged basis through December 31, 2001 for installation in China. This system is intended to send and receive messages in various media, including voice, e-mail, fax and graphics. Initially, the system is to be field tested and then installed in Nanjing, Beijing and Guang Zhou, with the order for these cities to be U.S. $300,000, and the prices for the other cities based upon the respective equipment specifications. It is anticipated that the total price would be $2.3 million. As of June 20, 2001, the installation was completed in Nanjing and a commercial pilot project was devised and the system specifications for the other two cities are being finalized. The estimated completion date for installation, testing and training for all 12 (first stage) city installations is December 31, 2002.

     Upon the Company's receipt of the first installment payment for the technology, Asia Pacific will receive 2,498,240 shares of the Company's Common Stock, or 15% of the outstanding shares, as a contribution to a joint venture to be entered into at a later time between Asia Pacific and the Company to operate the systems. The Company would have a 20% interest in the joint venture. The shares are presently being held in trust, with the certificates registered in Asia Pacific's name, pending the installation in the first three cities and payment therefor. As an additional contribution for entry into the joint venture, the Company will grant warrants to Asia Pacific for the purchase of 20% of the outstanding shares (or 3,330,986 shares) exercisable at $0.01 per share until December 31, 2002. Because of concern by Asia Pacific as to future dilution of its potential equity position, the Company agreed that until December 31, 2002, it would not issue any shares of its Common Stock or warrants to purchase such shares without the written consent of Asia Pacific.

     Headquartered in Beijing, with offices and land line networks in 30 mainland China cities, Asia Pacific is a privately-owned China based telecommunications company with over 10 billion RMB (US $1.20 billion) in assets. Asia-Pacific is owned by several transnational enterprises and consortia including: (mainland) Chinese ministries and commissions; Singapore Telecommunications; and ING Financial Group. Asia-Pacific controls a "Sky


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Network" of 500 ground satellite receiving stations and 6 two-way earth station linking to the Asia-Pacific Number 1 and Zhongwei Number 1 satellites.

     Asia Pacific has a current database of one million subscribers. Its goal is to develop a 10 million subscriber database by 2005. The existing customer database includes paging subscribers (Chinese language); paging subscribers using digital information and stock / financial information subscribers. Subscribers have e-mail and internet web calling service as well as computer access to the Internet. Asia Pacific has both Business to Business and Business to Consumer customers, including a financial tracking system which links approximately 4,900 branches of banks and savings companies.

     Asia Pacific plans to set up a "fleet management" service based on SpeechLink's EPPIC platform. The fleet management services provide communications and logistics services for truckers in China. Having made arrangements with warehouses and distribution centers to provide trucking services when required, the joint venture company would build a communications network between the shipper, truckers and dispatchers. Enabling databases would provide information on all independent truck operators with current information on the trucks' location and destination, load information, etc. which would enable the dispatcher to quickly identify the trucks that are available to pick up, on a specific order(s), and ensure goods are picked up and delivered, in a timely and reliable manner. Truckers would pay fees for these fleet management services.

     SpeechLink and Asia Pacific plan to create a joint venture company to operate the fleet management service. SpeechLink would offer state-of-art, commercially viable software technology and telecommunications industry experience. Asia Pacific would provide a user base, necessary licenses, and an existing communications infrastructure; and an established corporate personnel infrastructure to address day-to-day management and marketing issues.

     SpeechLink would:
o Supply technology to Asia Pacific that will enable e-mail access from mobile telephones, fax machines and PCs
o Provide a voice enabled, multi-tasking, search engine capability to access logistics information that will be available in one or more databases
o Enable the fleet management administrators to quickly disseminate information to all trucks and / or all shipping facilities e.g. multi-media broadcast, short message transmission to pagers.

     Asia Pacific would:
o Be responsible for costs incurred to set up and maintain the Joint Venture expenses
o Provide existing facilities and infrastructure, which includes offices, switches, land lines and satellite transmission equipment
o Provide personnel for marketing and day-to-day administration of the program

     The rollout plan for the program would include:
o Start pilot service in 3 major cities: Beijing, Nanjing and Guanzhou in the third quarter of 2001
o    Expand to 12 cities in the first quarter of 2002
o    Be operational in 30 cities before December 31, 2002.

DISTRIBUTION METHOD AND MARKETING STRATEGY
------------------------------------------

     SpeechLink uses three methods to sell and distribute its products and services: network resellers, distributors and a direct sales force. The Company assists its customers to expand and grow its services in a cost-effective manner; which includes brokering relationships between different SpeechLink customers / linking them together to create new opportunities for all parties. Through the flexibility and adaptability of the EPPIC, individual service providers can collaborate on the types of services provided to end-users. This collaboration allows for the creation of partnership networks that can provide services that equate to a worldwide travel card with enhanced features for all providers and their customers, while allowing each individual service provider to maintain control of its own network and, more importantly, its database.

     As part of its marketing strategy, SpeechLink will also enter into strategic partnerships and joint venture relationships with select service providers with which it can foster and build on a close and strategic alliance. SpeechLink becomes the research and development or technology arm for these strategic partnerships.

     SpeechLink maintains a marketing staff that responds to sales leads through their direct contacts, primarily in the US and Canada, and through network resellers or from the Company's distributors and partners. The Company uses distributors and resellers, including, next generation carriers, telephony service providers, calling card service providers, and cable or wireless companies. Such partners need to increase or generate more traffic, but require technology for this purpose. SpeechLink technology provides a necessary solution and complements the needs of partners through other strategic alliances.

     The distributors are companies which are familiar with the SpeechLink products and have experience as a service provider or as a company that also could provide engineering support to SpeechLink customers. The distributorships are in place in Hong Kong, Korea and China. The arrangements are on a non-exclusive basis under oral understandings, with the distributor to receive a commission on sales and share in any maintenance fees.

     Customization of the SpeechLink System is part of any sale. SpeechLink staff offers special features advanced telephony functions and interfaces to specialized private or foreign carriers. For example, following the development of a new software release, the system engineering team performs full functionality testing as well as a series of rigorous stress tests to verify performance under high volume conditions.

     The Company is looking to expand by penetrating the markets in Asia, North America, South America and Europe, with strategic partners.

     Other growth areas for the Company are add-ons to existing customers to support their growth, and incremental growth arising from the introduction of new products and features developed for customers or in response to anticipated industry needs.

COMPETITION
-----------

     The telecommunications industry is rapidly evolving into a global communications and information industry - one of the world's largest, most dynamic and competitive sectors. With the convergence of technology, markets will demand increasingly sophisticated applications and services. This demand


                                       7
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for new applications and products will require substantial investment in infrastructure by providers to enhance or adapt their systems to accommodate new products. Thus, SpeechLink anticipates that these new applications will produce an increase in demand for "open" provisioning platforms, such as its EPPIC.

     However, the market for "provisioning platforms" is typically segmented into multiple, less comprehensive or packeted solutions. For example, Nortel, Lucent, Cisco, Clarent and Vocaltec all actively compete for pieces of the telecommunications market. None, however, offer a suite of integrated products that address all of the service provider's needs. To the best of Company's knowledge, SpeechLink competitors have proprietary infrastructures that cannot respond quickly to changing application requirements. SpeechLink's technology and line of products and services are flexible and can be quickly enhanced, modified or developed into new tailored products, which is a significant competitive advantage to SpeechLink customers and partners as it may enable them to be first to the market with new products.

     The telecom market is extremely competitive and can be substantially influenced by the marketing and pricing decision of the larger industry participants. End-users are very cost conscious and will easily switch providers for real or perceived price gains. SpeechLink's EPPIC is often sold to customers which will need a system design which co-exists and functions with other vendors' equipment, as well as systems designed by SpeechLink system engineers. SpeechLink's ability to design and provision a system within a very short timeframe is a significant competitive advantage for SpeechLink over other larger competitors.

THE SPEECHLINK SYSTEM
---------------------

     The SpeechLink System is a complete stand-alone application and switching platform for a service bureau or corporation. Pre- and post- paid calling cards, UMS and general purpose IVR are the primary applications that SpeechLink provides.

     The SpeechLink switching platform, the Enhanced Provisioning Platform for Information and Communication (EPPIC), supports multiple network interfaces including the different transmission lines e.g. analog, T1, E1, and ISDN, as well as voice over Internet protocol (VOIP). Traffic can be routed in real-time based on pre-defined preferences of carriers, the destination, and the time of day. Traffic can also be routed to take full advantage of different discount rates based on optimized traffic load and the time of day in varying geographic locations. See "SpeechLink System Architecture" below for full description.

     As a result of EPPIC's flexibility and compatibility, the System's value added features and applications such as one number service, international call forwarding, "call me", interactive voice response (IVR), and many others are universally available, and are highly scalable. For example, customized voice messages, such as caller greetings, can be tailored to the customer's unique specifications and can be in any language. The SpeechLink System can also be configured as a remote switch that communicates with and works in conjunction with a central switch (host of the caller database) to provide remote access or termination for long distance and pre-paid calling cards. In order for SpeechLink to provide remote access, it must, as a remote switch, communicate with the central switch to determine if the caller has the ability to complete such a call (e.g. through a valid individual personal account number (PIN) and determination of remaining funds on a calling card). Upon verification from the central switch, the System can complete the call through the remote switch and


                                       8
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communicate back to the central switch the relevant information for billing purposes.

     System management products include: remote system operation, call detail reports, touch tone administration, and alarm monitoring systems to augment the service providers' capabilities to service their customers and seek new opportunities.

  SPEECHLINK SYSTEM ARCHITECTURE

     SpeechLink technology is designed to be a modular system. This design enables applications to be distributed to various locations, which run on separate systems or are centralized into a single system. Further, the module design allows this System to be expanded from single to multiple processing units, to accommodate growth of traffic volume and to install new applications or network interfaces with minimal network disruption.

     Applications can easily be added or removed according to each client's needs. Most voice and fax boards from different manufacturers can be used with minor modifications to the System. To implement a change, all that is required is a different interface module for each board.

     The SpeechLink System utilizes hardware boards that are compatible with the industry standard multi-vendor interface protocol (MVIP). This allows SpeechLink to utilize hardware components with the best price and performance ratio on the market for integration and use in its System.

     The System's architecture allows for virtually unlimited expansion of hardware and software. This type of "open" system provides compatibility and greater choice for hardware and software when it's time to upgrade or replace components. The SpeechLink System is continuously and instantaneously backed up on its processors; thus, if failure should occur on one processor, the other processors would still be operational to provide service.

  HARDWARE AND OPERATING SYSTEMS

     For network interfaces and voice processing, SpeechLink utilizes hardware supplied by the industry's leading suppliers of products that are compatible with industry standards. Customers have two computer hardware options: (1) fault-tolerant rack mounted PC processors or (2) server class processors. The SpeechLink System can be configured to work on a single industrial or commercial PC chassis or can operate in an individual or a network configuration for further capacity expansion, redundancy and back-up.

     SpeechLink system engineers provide comprehensive technical input and support including: system design, pre-installation configuration and testing, custom installation, client training, system monitoring and on-going support (including modifications and upgrades). The System, as configured by the engineers for each customer, is housed in a unit processor, which is similar in size to an individual PC or may be as large as two individual PCs. The engineers configure the System based on customer specifications.

     SpeechLink software runs on the Microsoft Windows/NT operating system and Oracle database. The SpeechLink software can also utilize LinkScript, Script Compiler, PCanywhere and Natural Microsystems AG Access Runtime. The Company


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sells its licensed software with a one-time license fee and will also customize the program or software upon request for a separate service fee.

  SPEECHLINK INTERNET TELEPHONY GATEKEEPER

     Virtually every type of connection known in the telecommunications world is supported by the EPPIC platform, including Internet protocol. This flexibility allows EPPIC to be integrated into legacy networks (typically circuit switched networks) as well as new data networks being widely deployed today: calls can be transmitted over all types of lines (analog, digital, IP (Internet Protocol), frame relay, etc.) and at various times and at varying rates.

     The SpeechLink Gatekeeper is a generic, multi-purpose voice and call processing system. The Gatekeeper is the administrative "brain" designed to function as a carrier class packet switch and call control service. The Gatekeeper call handling functions include:

o    Access management
o    Dynamic, smart, least-cost routing
o    Call detail records (CDRs) data capture
o    Call rating (applying appropriate dollar amount for each call)
o    Call control

  SPEECHLINK CARD MANAGEMENT SYSTEM

     The purpose of the SpeechLink Card Management System is to help calling card service providers keep accurate accounting records and enables them to manage their customer accounts. The SpeechLink Card Management System is a database system designed to electronically manage pre-paid or postpaid calling cards. It can be installed in any workstation that has a Windows or OS/2 (a multi-tasking operating system used primarily on IBM equipment) operating environment. Basically, the System can be installed on virtually all PCs used in the telecommunications industry.

     The Card Management System is a full featured and operator friendly business application providing all the functionality necessary to establish, manage and control a card based business. Written in LinkScript, it offers a wide variety of users, operational and service features that allow the System to be easily tailored to varied business requirements. This enables the service provider to develop a unique value added suite of services that will help attract and maintain customers through differentiating the service being offered. The System can be used to generate random and unique ID numbers for new cards, and generate up-to-date profile reports for marketing and accounting purposes.

     Calling card inventory tracking and status functions allow the administrator to have up-to-date inventory records and also provide a listing of what types of cards were sold, who made the sale, and who is using it. Other features of the calling card management software include: report generation, listing the serial number of the card, keeping track of PIN numbers and card values, total re-charges, card type, agent and dealer. The SpeechLink Card Management System design provides optimum flexibility for service provider reporting to their customers.

     The cardholder interfaces to the Card Management System through an interactive voice response service. Voice prompts walk the cardholder through a personal identification (PIN) and destination number entry. At each step feedback is provided as to the remaining balance on the caller's card, the number of minutes the balance translates into for the destination being called and the call status. At appropriate times the caller may elect to contact an operator or access a menu of features.

  INTERACTIVE VOICE RESPONSE SYSTEM (IVR)

     SpeechLink's Interactive Voice Response (IVR) System is designed to operate with standard telephone lines, such as loop start (a process by which a caller activates a phone connection), the DNIS (dialed phone number) and ANI (caller phone number) identifiers, and T1 digital trunks provided by local telephone companies. The System can also be integrated with almost any PBX (a private branch exchange switch) or key telephone system. The basic functions of IVR are database management, host connectivity, voice messaging, and fax on demand. SpeechLink IVR provides unlimited service for any type of information request. It can help administrative staff to gather information and respond to pre- and post-call inquiries from customers. The IVR application can work in conjunction with the pre-paid calling card system. The SpeechLink IVR is operating on all SpeechLink-installed calling card systems.

  UNIFIED MESSAGING

     Unified Messaging brings all of a user's e-mail, voice messages and faxes to a single place accessible from virtually anywhere using any device, including a pager. Subscribers can access and manage messages by telephone, fax or Internet. This allows users to save time and money and be more productive in their daily lives by being able to easily manage, prioritize and respond to all of their messages. Messages are stored in a single / unified mailbox allowing for easy retrieval. When queried to send a message, the System converts the message using dual-tone (touch-tone / speed dial) multi-frequency (DTMF) and automatic speech response (ASR) to a format consistent with the request. For example, subscribers may call in to request access to their e-mail messages and the System uses text-to-voice technology to "read" the subscriber's messages to them. Clients can send, receive, store and forward messages just as they would with traditional messaging systems.

     The Unified Messaging application is also modular and flexible, scales easily to support subscriber growth, and integrates seamlessly with any current network topology. The application is compatible with any common mail server and enables synergies with new and existing e-commerce and VOIP integrated services. In concert with the SpeechLink Clearing and Settlement application, Unified Messaging features include automated reconciliation of carrier and ISP settlements.

Examples of services provided are as follows:

     Email:

o    Receive and reply to email from anyone even without having internet access
o    Receive e-mail at (any) designated e-mail address.
o Receive e-mail on the telephone; the System delivers a text to speech (TTS) message
o    Receive e-mail messages directly on one's pager
o    Respond to email messages from one's pager

     Fax Mail:

o    Get any fax without a fax machine
o    Receive notification of important fax mail directly to one's pager
o    Print fax messages to any fax machine
o Send fax messages to anyone's email account anywhere in the world and save on long distance charges

     Voice Mail:

o    Receive voice mail without an answering service or answering machine.
o    Create personalized voice mail greeting
o    Receive notification of important voice mail directly to one's pager

     One Number Service:

o    Integrate with pager service and call waiting
o    One number service for anyone to contact a user directly
o    Calling party placed on hold while the user gets paged
o When the user gets a phone and calls his service access number he gets connected to the waiting caller

     Information Services

o A service allowing users to access unlimited personalized news and information, financial quotes and portfolios, live sports scores, weather, lottery results, horoscopes and other Internet content.

  REMOTE ADMINISTRATION

     Remote administration gives the customer the ability to access all of its telecommunications systems at any time and anywhere either by touch-tone phone or by personal computer. Control is real-time, whether the system is in the United States or elsewhere.

  CC: HUB - CLEARING AND SETTLEMENT (C&S)

     SpeechLink CC:HUB is a settlement system for Internet telephony network operators who require settlement between nodes in a network. Assuming there is a commercial relationship with bilateral agreements for termination of traffic between the node operators, then an efficient settlement process becomes an essential tool. When SpeechLink customers expand globally into other markets, SpeechLink would supply the technology for this system.

  UNIQUE GLOBAL ROAMING

     The conventional way to provide global access for prepaid calling card users is through toll-free access numbers which, on a global basis, is a very expensive implementation process. SpeechLink's unique distributed database architecture allows service providers to deploy systems worldwide without the need for the toll free access numbers. Customer profile information and gatekeeper functions are accessed over Internet protocol lines. This method of implementation results in tremendous cost savings on prepaid calling card programs and other multi-market applications.

CORPORATE HISTORY
-----------------

     SpeechLink Communications Corp. was incorporated under the laws of the State of Delaware on April 6, 1994, as Executive Help Sources, Inc. The Company changed its name from Executive Help Sources, Inc. to Call-Online, Inc. on November 15, 1996 upon the acquisition of Call-Online Inc., a California corporation, in exchange for 2,175,000 shares of the Company's Common Stock. The Company's original mission was to develop an Internet access machine that it could lease or sell to appropriate businesses. Due to lack of sales of the Company's product, the Company's management changed the business focus to acquiring or entering into joint ventures in energy related projects. It was thought that this would bring the Company into profitability in a much shorter period of time than the previous business.

     On April 21, 1998, the Company changed its name from Call-Online, Inc. to Sino-City Gas, Inc. and was actively engaged in seeking opportunities in the high-growth natural gas markets in the Peoples Republic of China. The Company devoted substantial time and resources towards acquiring a natural gas pipeline and distribution system in a medium-size city situated in Sichuan Province of China. After many months of negotiations this venture came to an unsuccessful end. As of June 1999, the Company terminated its activities in the gas pipeline business in China.

     On September 15, 1999, the Company entered into a share exchange agreement with Presto Communications Corporation, a British Columbia corporation ("Presto"), to acquire all of Presto's voting stock in exchange for an aggregate of 11,000,000 shares of the Company's Common Stock. Presto was an Internet communications technology company operating a network business and conducting a software sales and service business through its wholly owned subsidiary, 1166330 Ontario Inc., the owner of proprietary Internet protocol telephony technology.

     For US accounting purposes, the Presto transaction has been treated as a capital transaction in substance, rather than a business combination, and has been accounted for as a reverse acquisition. As a result of the transaction, Presto has effective operating control of the combined company. Any references to the past accomplishments of the Company and its financial information, prior to the acquisition, relate solely to Presto, as combined, because Sino-Gas City, Inc. was inactive with no viable business prior to the transaction.

     Under Canadian tax law, an exchange of shares of a Canadian corporation for shares in a non-Canadian corporation is a deemed disposition and therefore subject to capital gains taxation to the shareholders of the Canadian corporation who are Canadian residents for tax purposes. As Presto was a British Columbia corporation and SpeechLink was a Delaware corporation, with the application of this rule, the transaction would have been uneconomical for some of the parties. A ruling by Revenue Canada allows for a tax deferred rollover transaction commonly referred to as a "butterfly" because the exchanged shares are not in fact issued directly to the Canadian resident shareholders of the acquired corporation until such holders desire to sell or otherwise transfer the shares, however, the holders do obtain indirect voting rights with respect to the exchanged shares.

     Upon the closing of the Presto acquisition in October 1999, the Presto shareholders were divided into two groups holding 600 shares of Presto, in aggregate, and representing all of the issued and outstanding shares of Presto. The Company issued 5,899,000 shares of its Common Stock directly among the members of one group of Presto shareholders in exchange for 322 shares of Presto held by those shareholders. The holders of the remaining 278 shares of Presto transferred those shares to 592337 B.C. Ltd. (the "Presto Holder") in exchange for 5,101,000 shares of Class A Exchangeable Non-Voting (the "Exchangeable Shares") of Presto Holder. The Company then issued the remaining 5,101,000 of shares of Common Stock to Presto Holder. Presto Holder is holding the 5,101,000 shares of Common Stock in trust for the holders of the Presto Holder Exchangeable Shares until all such Presto Shares are exchanged for an equal number of shares of the Company's Common Stock. Presto Holder is a British Columbia corporation formed by SpeechLink for the purposes of completing the butterfly transaction under Canadian law. The Exchangeable Shares of Presto Holder are exchangeable at the option of the holder for an equal number of shares of the Company's Common Stock at any time before December 31, 2224]. The Company has 100% of the voting control of Presto presently because the Exchangeable Shares are non-voting as to Presto Holder.

     The Company and Presto Holder also entered into an Exchange and Voting Agreement with the holders of the Exchangeable Shares of Presto Holder granting them pass through voting rights with respect to the 5,101,000 shares of the Company's Common Stock held in trust for them. See "Item 4 - Security Ownership of Certain Beneficial Owners and Management."

     On October 4, 1999, the Company changed its name to SpeechLink Communications Corp. to reflect its new business. The Company also appointed an entirely new management team after the Presto acquisition. Kenneth Wong, as Chief Executive Officer and President, heads the new management team. The management team had previously worked with Mr. Wong at Presto. See "Item 5 - Directors and Executive Officers, Promoters and Control Persons."

SUPPLIER DEPENDENCY
-------------------

     The Company utilizes hardware of third party manufacturers that is compatible with industry standards for multi-vendor interface protocol (MVIP). The Company therefor can then be selective in its choice of hardware as to price and performance. If required, the Company can easily move to lower cost providers as their products mature and demonstrate reliability and dependability. Further, by utilizing products that are compatible with industry standards and ensuring its own technologies adhere to industry standards, the Company will not be reliant on any one supplier or vendor for product, but can easily switch between suppliers, vendors and products.

EMPLOYEES
---------

     At May 31, 2001, the Company had 10 full time employees; including three in administration, five in system engineering and R&D, and two in sales and marketing. All the employees are located in Toronto, Ontario. SpeechLink plans to hire two additional people in systems engineering and R&D within the next three months.

INTELLECTUAL PROPERTY
---------------------

     The Company relies on unpatented proprietary know-how. This know-how, or in-house knowledge concerning the underlying concepts and operational methods of its technology cannot be patented. SpeechLink believes patenting such technology would be unwise and costly due to the constantly changing telecommunications environment in which it operates. While the Company employs various methods to protect its know-how, such methods may not afford complete protection. None of the Company's distributorship agreements provides the Company, or its distributors with exclusive proprietary technology. There is no assurance that the Company will be able to sustain a competitive advantage against other firms if they obtain access to technology that has comparable modularity and flexibility.

GOVERNMENTAL REGULATIONS
------------------------

     The Company's customers are required to obtain certification in their operating jurisdictions with applicable requirements for purchased software and network interface cards. No governmental license or approval known to the Company is required in connection with the design and sale of its software systems.

RESEARCH AND DEVELOPMENT
------------------------

     SpeechLink continuously monitors the market to identify opportunities for new features and services. A significant portion of the Company's operating costs are dedicated to ongoing research and development programs to enable the Company to stay at the leading edge of technology solutions. The technologies SpeechLink adopts are new and innovative, but proven to work and practical to implement in commercial environments. The Company has spent approximately $300,000 and $210,000 in fiscal year 2000 and 1999, respectively, on research and development, and plans to spend approximately $250,000 in fiscal 2001 on research and development depending, in part, on availability of funds.

     SpeechLink research and development anticipates market demand and develops products in response to the demand that is reflected by the needs of clients and the rapidly evolving marketplace. More specifically, product design must adhere to the requirements of scalability, reliability and flexibility, while simultaneously responding to technology and industry trends.

     Ongoing research and development coupled with a monitoring of technology developments in the telecommunications industry allow SpeechLink to remain current with high technology business solutions. The technologies employed are all standards based so as to allow a high degree of flexibility in the selection of new and emerging technologies that would be included in SpeechLink System designs. SpeechLink can lower system costs as other vendor products mature and demonstrate that they have the reliability and dependability so critical to telecommunications service providers.

     The other tenet to which SpeechLink adheres in its development of new products is the use of Standards Based Technologies. The use of technologies that meet industry standards further allows SpeechLink to change suppliers or vendors should there be a lower costing or better performing product offered. The use of Standards Based Technologies also facilitates the adaptation of EPPIC into existing networks that interface with foreign equipment or services.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS
-----------------------------------------------------------

     The Company and its officers and directors are residents of Canada and all of the assets of the Company are or may be located outside the United States. As a result, service of process may be effected upon the Company through the officers of the Company, in Canada, but it may be difficult for investors to effect service of process within the United States upon non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provision of the United States Securities Act of 1933, as amended (the "Securities Act") or state securities laws. The Company believes that a judgment of a United States court predicated solely upon civil liability under the Securities Act would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. If investors have questions with regard to these issues, they should seek the advice of their individual counsel.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     The following discussion contains forward-looking statements that address the subject of significant risks and uncertainties, which may affect the Company and value of its Common Stock. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. SpeechLink has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all such risks before making an investment decision with respect to the Company's Common Stock. In particular, investors should refer to the section entitled, "Factors that May Affect Future Results."

     As a result of the reverse acquisition of Presto by the Company completed in October 1999, the historical financial information and financial statements presented herein are those of Presto, the accounting acquirer and predecessor of the Company. The financial position and results of operation of the Company were recorded in Canadian dollars, the functional currency, and have been converted to US dollars.

     The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

                    ------Year ended December 31,-------

-------------------- ---------- ---------- ---------- ---------- ----------
                        2000       1999       1998       1997       1996
-------------------- ---------- ---------- ---------- ---------- ----------
END OF PERIOD           .67        .68        .68        .72        .73
-------------------- ---------- ---------- ---------- ---------- ----------
AVERAGE OF PERIOD       .67        .66        .71        .73        .73
-------------------- ---------- ---------- ---------- ---------- ----------
HIGH FOR PERIOD         .69        .69        .73        .75        .75
-------------------- ---------- ---------- ---------- ---------- ----------
LOW FOR PERIOD          .65        .63        .68        .71        .72
-------------------- ---------- ---------- ---------- ---------- ----------

     On December 30, 2000, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.49 (CDN$1.00 = US$0.67). As of June 13, 2001, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.52 (CDN$1.00 = US$0.66).

OVERVIEW

     SpeechLink is a provider of technology and systems that enable its customers to communicate through the Internet and through carrier transmission services. Ken Wong, a principal of the Company, has been providing these services and products for more than five years through his wholly-owned company which merged with Presto Communications in 1999.

     In order to fund its growth, the Company raised $1,750,000 in 1999 in connection with a private placement of its securities. It also obtained $415,716 in connection with the Presto merger. Prior to that time SpeechLink's operations, with the exception of 1999, were financed from internally generated revenues. With the need for increased sophistication, the Company requires additional capital to fund development of its technologies.

     The EPPIC platform with Unified Messaging (UMS) for a production system has been tested by a major competitive carrier company, Asia Pacific, in China for six months, and it is anticipated that the testing will continue as additional features are developed. At startup, the SpeechLink System will be offered to their existing (approximately 10,000) enterprise customers as an ASP (Application Service Provider) service. It is expected that, having experienced the UMS service provided through Pacific Century, which has been beta testing the product for the enterprise market for corporations and for in-house use, customers will purchase the EPPIC platform to have UMS capability that works through their in-house switch. Sales and licensing revenues would be generated not only from the Asia Pacific purchases but also with Asia Pacific customer purchases.

     Future sales volume growth is expected to increase dramatically starting in the second half of year 2001. One customer, Asia Pacific, has entered into a participation agreement which includes a US$2.3 million purchase order for the SpeechLink EPPIC UMS product between March 2001 and December 2002. Another customer, International Links, has been experiencing growth due, in part, to the consolidation taking place in the North American calling card industry.

RESULTS OF OPERATIONS
---------------------

Twelve Months ended December 31, 2000 Compared to Twelve months Ended December
------------------------------------------------------------------------------
31, 1999
--------

     REVENUES

For the year ended December 31, 2000, revenue from continuing operations, was $208,907. Revenues decreased by $745,474 or 78%, from $954,381 for the year ended December 31, 1999. The decrease was due to a reduction in demand for the Company's calling call product. The Company reported a comprehensive loss in 2000 of $1,029,791 as compared to a corresponding loss of $1,018,333 for 1999. The loss remained relatively consistent due to the fact that the emphasis of the Company shifted away from the calling card product and into development of newer technologies.

     COSTS AND EXPENSES

Cost of sales as a percentage of sales varied between years but not significantly in light of the volume generated. Selling, general and administrative expenses increased by $168,675, from $1,086,744 in 2000 to $1,255,419 in 1999, or a 15% increase. The increase was due primarily to increased expenditures for research and development. R&D for 1999 totaled $134,286 as compared to $297,294 for 2000, an increase of $163,008. The rest of the infrastructure of the Company remained fairly consistent. Interest expense has not been a significant factor impacting operations. Depreciation expense increased $11,986 between years as new capital expenditures were expensed. Investment in fixed assets is not a material part of the Company's operations. The Company has accumulated significant operating losses that can be utilized when and if the Company becomes consistently profitable. The tax benefits reflected the financial statements consist of tax credits made available by the Canadian government.

Three Months Ended March 31, 2001 Compared To Three Months Ended March 31. 2000
-------------------------------------------------------------------------------

     REVENUES

     Revenues increased from $20,324 in the first quarter of 2000 to $368,989 for the first quarter of 2001. The increase was due primarily to the impact of the Asia Pacific contract. Sales in 2001 under this contract aggregated $300,000 or 81% of the Company's revenues for the three months ended March 31, 2001. The

Company has transitioned into different technology over the past two years. The expenditures made have begun to generate the income reflected in the first quarter of 2001.

     COSTS AND EXPENSES

     During the first quarter of 2000 costs and expenses totaled $338,911 as compared to $205,870 for the first quarter of 2001. The decrease of $133,041 or 39% was attributable to a reduction in salaries and related expenditures. The Company has cut back some payroll and related expenditures temporarily in order to help ease the transition into its new operating mode. It is not felt that this level of expenditures is particularly indicative of what can be anticipated in future periods.

     Interest and Depreciation expense continue to be relatively insignificant factors in the operation of the Company. The tax benefit reflected in the year ended December 31, 2000 represents a pro rata portion of research and development tax credits available under Canadian tax law. Although profitable in the first quarter of 2001, the Company has not reflected any provision for income taxes due to the significant loss carryforward provisions under Canadian tax law. This deferred tax asset was written off previously.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     As of March 31, 2001, the Company had working capital of $122,937 compared to a working capital deficit of $34,306 at December 31, 2000, an increase in working capital of $157,243. The increase in working capital was substantially due to an increase in accounts receivable of $251,830. As a result of the Company's operating income during the three months ended March 31, 2001, the Company generated cash flow from operating activities of $17,165. The Company disposed of $9,407 in equipment the first three months of 2001. The Company met its cash requirements during the first three months of 2001 through the results of operations.

     While the Company has raised capital to meet its working capital and financing needs in the past from its officers and from placements, additional financing is required in order to meet the Company's current and projected cash flow deficits from operations and development. The Company is seeking financing in the form of equity in order to provide the necessary working capital. The Company currently has no commitments for financing. There is no guarantee that the Company will be successful in raising the funds required.

     The Company believes that its existing capital resources will be sufficient to fund its current level of operating activities, capital expenditure and other obligations through the next 12 months. However, if, during that period or thereafter, the Company is not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to the Company, this could have a material adverse effect on the Company's business, results of operations liquidity and financial condition.

     The independent auditors report on the Company's December 31, 2000 and 1999 financial statements included in the Registration Statement states that the Company' recurring losses raise substantial doubts about the Company's ability to continue as a going concern.

FACTORS THAT MAY AFFECT FUTURE RESULTS
--------------------------------------

Limited operating history, anticipated losses, uncertainty of future results

     The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving IP telephony market within which the Company operates. The Company must, among other things, successfully commercialize its products, respond to competitive developments, retain qualified personnel, expand its operations and market and sell products including its technology. The Company will be incurring increasing costs relating to increased capital expenditures, research and development, sales and marketing and general and administrative expenses. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no guarantee of the revenue and income potential of the IP telephony and web enabled services markets as they are still in the development stage with unproven profitability. The report of the independent certified public accountants states that because of the Company's significant losses from continuing operations and the difficulty in generating cash flow to meet obligations, there is substantial doubt about the ability of the Company to continue as a going concern. The Company expects to incur operating losses for the foreseeable future as it continues to develop and market its business. If cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell additional equity or debt securities (assuming the consent of Asia Pacific) that would result in additional dilution to the Company's stockholders.

Restrictions on equity capital issuances

     Until December 31, 2002, all issuances by the Company of shares of its Common Stock or other rights to purchase shares of its Common Stock require the prior written consent of Asia Pacific. Pursuant to a Joint Venture Agreement, the Company is to issue to Asia Pacific shares of the Company's Common Stock and warrants to purchase additional shares of its Common Stock. Asia Pacific has sought this anti-dilution protection. See "Item 1 Description of Business - Distribution Method and Marketing Strategy - Participation Agreement." Accordingly, the Company's ability to raise equity capital may be severally restricted through December 31, 2002, which could hinder the Company's growth and survivability.

Risks associated with pricing strategies

     The Company's target markets are subject to continuous, rapid technological change, frequent introduction of new products, anticipated and unanticipated decreases in average selling prices and fierce price competition. Such conditions often result in short product life cycles and require the timely introduction of new products and substantial expenditures for ongoing research and development activities.

     The Company has experienced significant erosion in the average selling prices of products due to a number of factors, including competitive pricing pressures, rapid technological change and sales discounts, as well as relative inexperience in pricing its products and services. The Company anticipates that the average selling prices of its products will continue to decrease and fluctuate in the future in response to these same factors. The Company risks a declining gross margin if it does not reduce costs, introduce new products or increase sales volume to counteract these declining sales prices. While the erosion in the average selling prices has not had a material affect on the Company to date, there can be no guarantee that the erosion in the prices will not affect business operations in the future. The Company will need to introduce new products and services to maintain average selling prices and low product costs. If the Company's average selling prices decline more rapidly than the costs of production, the Company's gross margin will decline, and the Company's business, results of operations and financial condition will be materially adversely affected.

Competition; research and development resources

     The Company cannot guarantee that it will be successful in competing effectively in the new, rapidly evolving, highly competitive and fragmented market for telecommunications customers. The Company believes that the main competitive factors in this market are product quality, features, cost and customer relationships. Many of the Company's larger competitors have stronger relationships with service providers than the Company has, and may be able to compete more effectively because they will be able to add telephony features to their existing equipment or bundle these features as part of a broader solution. The Company expects its competitors to continue to improve the performance of their current products and introduce new products or new technologies. To be competitive, the Company must continue to invest significant resources in research and development, sales, marketing and customer support. The Company cannot be sure that it will have sufficient resources to make these investments or that it will be able to make the technological advances necessary to be competitive.

Risks associated with the interoperability of products

     The Company's ability to generate future sales depends on the interoperability of its products with those of other vendors. While the Company's products currently connect to the traditional system using standard interfaces, an increasing number of customers have requested that the Company's products interoperate with competing IP telephony products from other vendors. The interoperability standards for telephony equipment are evolving. If the Company is unable to provide or maintain its customers' interoperable solutions with other vendors' products, customers may seek vendors who provide greater product interoperability.

Uncertainty of strategic relationships

     The Company plans to enter into strategic relationships or partnerships similar to the Asia Pacific venture in order to enable the Company to offer its products and services to a larger customer base and on more economies of scale. The Company's success depends in part on the success of these relationships and the ability of these strategic partners to market and supply the Company's products and services. The termination of one or more of these strategic relationships could hinder the Company's ability to increase sales and revenue. Additionally, our strategic partners may not view their relationship with the Company as significant to their business and thus any reassessment of their commitment to the relationship could have a material adverse effect on the Company. The ability of our strategic partners to incorporate our products and services into their product and services now and in the future will require the

Company to respond timely with new products and services as technological advances are made. If the Company fails to enhance or create new products and services in response to technological changes such could result in the Company's strategic partners terminating their relationship or seeking alternative providers.

     Further, the telecommunications industry is experiencing rapid consolidation. Consolidation within the industry, including consolidations of the Company's clients and strategic partners, could have a material adverse effect on the Company's business, financial condition and operations.

Uncertainty of the acceptance of the telephony alternative

     Use of the IP telephony and web enabled services is at an early stage of development and the market acceptance of the technology is subject to a high level of uncertainty. The Company's ability to increase revenue in the future depends on some of both existing and future circuit-switched telephone network calls moving to IP-based data networks. The use of IP telephony for voice calls might be hindered by the reluctance of service providers that have invested substantial resources in the existing telephone network infrastructure to replace or expand their current networks with this new technology; and the lack of partnerships between service providers, keeping them from having global IP telephony network coverage. Accordingly, in order to achieve commercial acceptance, the Company will have to educate prospective customers, including large, established telecommunications companies, about the benefits and uses of IP telephony solutions in general, the Company's products in particular, and the need to partner with other IP telephony service providers to extend the coverage of their networks. The Company's future success will depend on the success of these efforts. If IP telephony and web enabled services do not achieve commercial acceptance, the Company's business, results of operations and financial conditions could be materially adversely affected.

Risks of technology trends and evolving industry standards

     The Company's success will depend on its ability to introduce new products and product enhancements that would meet the customers changing requirements and increase revenues. The IP telephony market is characterized by rapidly changing technology, frequent new product introductions, evolving industry standards and evolving methods of building and operating communications systems. The Company's future success will depend, in part, on its ability to effectively use leading technologies, to continue to develop its technological expertise, to enhance its current products and services, to develop new products that meet changing customer needs and to influence and respond to merging industry standards and other technological changes on a timely and cost-effective basis. The Company's ability to compete effectively will also be dependent upon its ongoing significant investment in research and development. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis. Future technological advances in the continually changing telecommunications industry may result in the availability of new services, products or methods that could compete with the Company's services.

Government regulations and legal uncertainty

     Although there are few laws or regulations that specifically address access to or commerce on the Internet, including IP telephony, broadcast faxing and e-mailing, it is possible that new laws and regulations could be adopted in the future. The Company is unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on its business, financial condition and results of operations. Regulations may be targeted towards, among other things, assessing access or settlement charges, imposing tariffs or imposing regulations based on encryption concerns or the characteristics and quality of products and services, which could restrict the Company's business or increase the cost of doing business. The increasing growth of the IP telephony market and popularity of IP telephony products and services heighten the risk that governments will seek to regulate IP telephony and the Internet. In addition, larger, more established telecommunications companies may devote substantial lobbying efforts to influence the regulation of the IP telephony market, which may be contrary to the Company's interests.

Enforcement of civil claims

     The Company was incorporated under the laws of the State of Delaware, while its operations, directors and officers, and all of its assets are located outside of the United States. It may not be possible for stockholders to effect service of process within the United States upon the directors and officers of the Company. It may also not be possible to enforce in Canada judgments obtained in United States courts predicated upon the civil liability provisions of applicable securities laws of the United States against the Company or its directors and officers.

Dependence on new service providers

     The Company expects to generate a portion of its revenue from new entrants in the telecommunications service provider market. Failure to generate revenue from these new entrants could have a negative impact on the Company's business. Examples of these service providers include traditional, local, international and wholesale long distance companies, competitive local exchange carriers and Internet telephony service providers. Many of these new entrants are still building their infrastructures and rolling out their services. The Company cannot guarantee that any of these companies will achieve commercial viability. Given that these new entrants may be start-up operations with uncertain financial resources, the Company cannot be sure that these new entrants will be able to pay their obligations to the Company for purchase of its products on a timely basis, or at all. The Company's business, results of operations and financial conditions could be materially adversely affected if these companies fail to achieve commercial viability or pay their obligations to the Company.

Dependence on telephone services

     The Company enhanced value added feature, Unified Messaging, is partially dependent on telephone services provided by local and long distance telephone companies in countries throughout the world. The quality and availability of telephone service varies and in some areas is limited. Any significant interruption in telephone service could adversely affect the Company. Rate increases imposed by telephone companies where the Company operates nodes will increase the Company's tariffs from third party providers. There can be no assurance that an act of sabotage, technical failure, natural disaster or similar event would not cause the failure of a telephone network, other portions of the network or one of the switching facilities as a whole, resulting in the interruption of the Company's services. Such an interruption of service could have a material adverse impact on the Company's business, financial condition and operations.

Dependence on attracting and retaining key personnel

     The success of the Company is largely dependent on the performance of its key employees, primarily Kenneth Wong and Joseph Shi. Loss of its key employees or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact on the Company's growth and profitability. Competition for highly skilled technical, research, management and other employees is intense. There is no assurance that the Company will be able to attract or retain highly qualified personnel in the future.

Dependence on Internet Service Providers (ISPs)

     In using the Internet as a receiving, transport or delivery mechanism for its messages, the service is highly dependent on the performance of ISPs throughout the world. As message traffic can be handed off from ISP to ISP beyond the control of the Company, any resultant traffic loss, failure or poor performance by any ISP in the chain could have a detrimental effect upon the service level and performance of the Company's service. This in turn could effect the Company's clients who may then opt not to use the service. Although the Company will always try to use reliable ISPs there can be no assurance that such performance problems will not occur.

Risks associated with international markets

     The future success of the Company will depend in part on its ability to generate international sales, especially in China. There can be no assurance, however, that the Company will be successful in generating international sales of its products. Sales to customers in certain foreign countries will be subject to a number of risks beyond the Company's control, including greater difficulty in accounts receivable collections, import or export licensing and product certification requirements, imposition of public sector controls, trade and tariff restrictions, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries, potential adverse tax consequences, including restrictions on repatriation of earnings and longer payment cycles, fluctuations in currency exchange rates, seasonal reductions in business activity in some parts of the world, unexpected changes in regulatory requirements, burdens of complying with a wide variety of foreign laws, particularly with respect to intellectual property and license requirements, difficulties and costs of staffing and managing foreign operations, political instability, the impact of recessions in international economies, and limited ability to enforce agreements, intellectual property and other rights in some foreign countries. Failure of the Company's efforts to compete successfully or to expand the distribution of its products in international markets could have a material adverse effect on the Company's business, operating results and financial condition.

Foreign currency risks

     Due to the Company's international operations, it will incur expenses in a number of currencies. The Company does not currently engage in currency hedging activities to limit the risks of exchange rate fluctuations. Therefore, fluctuations in the value of foreign currencies could have a negative impact on the profitability of the Company's global operations, and the Company's business, results of operations and financial conditions could be materially adversely affected.

Unpredictable and lengthy sales cycles

     The Company incurs research and development, and sales and marketing, including customer support, expenditures prior to receiving orders for products from any given customer. The length of the sales cycle with a particular customer is influenced by a number of factors, including: a customer's experience with sophisticated telecommunications equipment; the particular telecommunications market that the customer serves; and the cost of purchasing the Company's product, including the cost of converting from installed equipment, which may be significant. Before the Company receives orders, customers typically test and evaluate the product for a period of months or, in some cases, over a year. The Company cannot be certain that the sales cycle for its products will not lengthen in the future. In addition, the emerging and evolving nature of the IP telephony market and application services market may cause prospective customers to delay their purchase decisions as they evaluate new technologies and develop and implement new systems. As the average order size for the Company's products grows, the process for approving purchases is likely to become more complex, leading to potential delays in receipt of these orders. As a result, the Company's long and unpredictable sales cycle contributes to the uncertainty of its future operating results.

Product testing and technology risks

     The Company may detect errors and product defects in connection with new product releases and product upgrades. These problems may affect network uptime and cause the Company to incur significant warranty and repair costs and cause significant customer relations problems. Service providers require a strict level of quality and reliability from telecommunications equipment suppliers. Traditional telecommunications equipment is expected to provide a 99.999% level of reliability. IP telephony products are inherently complex and frequently contain undetected software or hardware errors when first introduced or as new versions are released. In addition, the detection of errors in software products requires an unknown level of effort to correct and may delay the release of new products or upgrades or revisions to existing products, which could materially affect the market acceptance and sales of the Company's products. If the Company delivers products or upgrades with undetected material software errors or product defects, the Company's credibility and market acceptance and sales of its products may be harmed. The occurrence of some of these types of problems could materially adversely affect Company's business, results of operations and financial conditions.

Risks associated with intellectual property rights

     The Company relies on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights, but does not seek patent protection for its products. This reliance on unpatented proprietary know-how, or in-house knowledge concerning the underlying concepts and operational methods of its technology cannot be patented. While the Company employs various methods to protect its know-how, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how, obtain access to such knowledge or develop a more efficient system. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Monitoring unauthorized use of the Company's products is difficult, and the Company cannot be certain that the steps that have been taken will prevent misappropriation of its proprietary technology. If the Company fails to adequately protect its intellectual property rights, it would be easier for competitors to sell competing products. The Company's products may infringe on the intellectual property rights of third parties, which may result in lawsuits and prohibit the Company from selling its products. The Company believes there is a risk that third parties have filed, or will file applications for, or have received or will receive, patents or obtain additional intellectual property rights relating to materials or processes that the Company currently uses or proposes to use. As a result, from time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are materially important to the Company. In addition, third parties may assert claims or initiate litigation against the Company or the Company's manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights. Any claims against the Company or customers that the Company indemnifies against intellectual property claims, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require the Company to develop non-infringing technology. If a claim is successful, the Company may be required to obtain a license or royalty agreement under the intellectual property rights of those parties claiming the infringement. If the Company is unable to obtain the license, it may be unable to market its products. Limitations on the Company's ability to market its products and delays and costs associated with monetary damages and redesigns in compliance with an adverse judgment or settlement could materially adversely affect the Company's business, results of operations and financial conditions. Further the laws of certain foreign countries do not protect the Company's intellectual propriety rights to the same extent, as do the laws of the US. There can be no assurance that the Company will be able to protect its intellectual properties in such markets.

Need for additional funds

     Based on current levels of operations and planned growth, the Company anticipates that its existing capital resources will not be sufficient to maintain its operations through the end of 2001. The Company will require additional funds to sustain and expand its sales and marketing and research and development activities and its strategic alliances and may need additional funding if a well-financed competitor emerges. Adequate funds for these and other purposes, may not be available when needed, or consented to by Asia Pacific as to placements prior to December 31, 2002, or on terms acceptable to the Company, or may result in significant dilution of existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse affect on the Company's business, results of operations and financial condition.

No dividends

     The Company has never paid any dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. Any future earnings of the Company will be used to finance its growth. As a result, stockholders must rely upon stock appreciation for any return on their investment in the Common Stock.

Volatile and limited market for the Company's Common Stock.

     The Company's Common Stock is not actively traded. The bid and asked prices for the Common Shares in the pink sheets has fluctuated significantly. In the past two fiscal years, the shares of Common Stock traded from a high of $3.25 to a low of $0.05 per share. The Common Stock is not presently publicly traded in Canada. While the Company anticipates that the Common Stock will become traded on the OTC Bulletin Board after this Form SB-10 becomes effective, no assurance can be given that broker-dealers will include the Common Stock for trading thereon or even if traded thereon that the activity and investor recognition will increase.

Application of the SEC penny stock regulation and restrictions

     The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions based upon minimum assets or revenues. As of June 12, 2001, the closing high and low prices for Common Stock were $.30 and $.16 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

     For any transaction involving a Penny Stock, unless exempt, the Rule requires delivery, prior to any transaction in a Penny Stock, of a disclosure schedule prepared by the SEC relating to the Penny Stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the Penny Stock held in the account and information on the limited market in penny stock.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company's corporate headquarters are maintained in 3,025 square feet of office space at 30 St. Patrick Street, 5th Floor, Toronto, Ontario, under a lease expiring on October 31, 2004, at an annual rental of CDN $79,300 (approximately US $52,000 per annum). The Company believes that its existing facilities are adequate for its current requirements and that additional space can be obtained to meet its requirements for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's 16,654,933 shares of Common Stock as of May 31, 2001
(1) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (2) by each of the named executive officers and
(3) by each of the Company's directors and by all current executive officers and directors as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder:

          NAME AND ADDRESS OF             NUMBER OF SHARES OF        PERCENTAGE
          BENEFICIAL OWNERS(1)              COMMON STOCK              INTEREST
          --------------------              ------------              --------
Beneficial Owners:  (6)
------------------
Billy Chow                                    1,364,000                 8.2%
28/F Chuangs City Tower
39 Morrison Hill Road
Hong Kong

Double Gain Investments Limited               1,058,833                 6.4%
30th Floor New World Tower
18 Queen Road
Central Hong Kong

Lancaster Pacific Investment Limited            900,000(3)              5.4%
14/F Tung Hip Commercial Bldg
2440252 Des Voeux Road Central
Central Hong Kong

Tandoor Holdings Limited                        793,833(3)              4.8%
20D Primrose Manison
Taikooshing, Hong Kong

Linda Leung                                   1,733,667(2)(3)          10.4%
C/o Stocktrans Inc.
7 East Lancaster Avenue
Ardmore, PA

Executive Officers and Directors:
--------------------------------

Kenneth Wong                                  6,027,500(2)(3)          36.2%


Joseph Shi                                      767,333(2)(4)           4.6%


Arthur Lo                                          0                       -

Ernest Cheung                                   662,334(5)              3.7%

All Directors and Executive Officers
as a group (4 persons)                        7,457,167(2)(3)(4)(5)    44.8%

1. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of warrants. Calculations of percentages of beneficial ownership assumes the exercise by only the respective named stockholders of all warrants for the purchase of Common Stock held by such stockholders which are exercisable within 60 days of May 31, 2001. The address of the Company's officers and directors is care of the Company.

2. Represents 5,101,000 shares of Common Stock underlying 5,101,000 Exchangeable Shares of Presto Holder currently being held in trust by Stocktrans Inc. of for the benefit of Mr. Wong (2,600,000 shares), Mr. Shi (767,333 shares) and Ms. Linda Leung (1,733,667 shares) resulting from the acquisition of Presto, for which such persons have voting power as to their respective shares.

3. Represents the shares held for the account of or in trust for Mr. Wong and his wife Linda Leung. Mr. Wong is deemed to beneficially own and control all such shares.

4. Represents shares held in trust for Mr. Shi of which he is deemed to beneficially own and control.

5. Represents shares held by Rosa Cheung, his wife, of which he is deemed to beneficially own.

6. Does not include 2,498,240 shares of Common Stock and warrants for the purchase of 3,330,986 shares of Common Stock issuable to Asia Pacific Telecom Group Co. Ltd. upon acceptance of system under development and payment therefor. See "Item 1 - Description of Business - Asia Pacific Participation Agreement."

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following are the directors and executive officers of the Company:

Name             Age   Title
----             ---   -----
Kenneth Wong     57    President, Chief Executive Officer and Director
Joseph Shi       35    Vice-President and Chief Technology Officer and Director
Ernest Cheung    51    Director
Arthur Lo        45    Vice President and Chief Financial Officer

All directors hold office until the next annual meeting of stockholders or the election and qualification of their successors. Officers serve at the will of the Board of Directors. There is no family relationship between any of the directors or officers of the Company.

KENNETH WONG has been President and Chief Executive Officer of the Company since October 1999 following the acquisition of Presto Communications Corporation, a company that Mr. Wong founded in 1996 and operated as its President and CEO since its inception. Mr. Wong has 30 years of telecom and computer industry experience. Mr. Wong has developed and created several products used by leading business and technology companies. For example, Mr. Wong designed the "Interac" communications network that links most of Canada's automatic banking machines. He has a degree in Electrical Engineering from the University of Toronto.

JOSEPH SHI has been Vice-President of Technology and a Director of the Company since October 1999 following the acquisition of Presto. Mr. Shi was employed by Presto as Vice-President Technology since October 1999. From 1966 to 1999, he was Manager, System Development for Connecting Systems in Toronto, Ontario. Mr. Shi has a Masters degree and Electrical Engineering degree from the University of Toronto.

ERNEST CHEUNG has been a Director of the Company since May 1998 and was the President from May 1998 to October 1999. Since May 1995, Mr. Cheung has been President of Richco Investors Inc., Investment Holdings.

ARTHUR LO has been Vice President and Chief Financial Officer of the Company since August 1999. Mr. Lo has more than 20 years experience in the banking industry. Mr. Lo worked for Sumitomo Bank in Hong Kong as Deputy General Manager from 1995 to 1997. From 1980 to 1995, Mr. Lo was involved with strategic financial planning, development and administration of capital and treasury plans in various positions with Overseas Chinese Banking Corp., Dao Heng Bank and Belgium Bank. He is an Associate Member of both the Hong Kong Institute of Bankers and the Hong Kong Management Association. Mr. Lo is a graduate of Beijing University (LLB) with a Masters degree.

     The Company plans to establish an Audit Committee and a Compensation Committee.

ITEM 6.  EXECUTIVE COMPENSATION

     COMPENSATION

     The Company's President and CEO, Mr. Wong, has been paid an annual compensation of CDN$100,000 since October 2000. He also participates in the Company's health plan and is reimbursed for automobile expenses.

     The Company currently has no employment agreements with any of its executive officers.

     BOARD OF DIRECTORS COMPENSATION

     The Company does not pay directors for their service on the Board of Directors. Directors are reimbursed for their expenses incurred in attending meetings of the Board of Directors.

     LONG-TERM INCENTIVE AND PENSION PLANS

     The Company does not hold any long-term incentive or defined benefit pension plans.

     The Company is presently reviewing the adoption of an incentive stock option plan for its key officers, directors and employees and does plan to implement such a plan in the near future.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of December 31, 1999, Mr. Wong, the Company's President and CEO, had advanced a net amount of $62,292 to the Company, and Ernest Cheung, a director of the Company, had advanced approximately $164,000 to the Company. These advances are not secured, not interest bearing and no repayment terms exist, and were still outstanding at May 31, 2001.

     As of December 31, 1999, the Company had advanced $120,000 to an entity controlled by Mr. Wong. This advance was repaid in full, without interest, in September, 2000.

ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.0001 per share, and 20,000,000 shares of Preferred Stock, par value $0.00001 per share. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and By-Laws of the Company that are included as exhibits to this Form 10-SB and by the provisions of applicable law.

COMMON STOCK
------------

     As of May 31, 2001, there were approximately 16,654,933 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK
---------------

     As of May 31, 2001, no shares of Preferred Stock were designated or outstanding. The Board of Directors has the authority to issue up to 20,000,000 shares of Preferred Stock in one or more series and fix the rights, preferences, privileges and restrictions granted to or imposed upon an unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company.

WARRANTS
--------

     In December 1999, the Company sold 583,333 equity units in a private placement. Each unit consisted of one share of Common Stock and one warrant. Each warrant is exercisable for the purchase of one share of Common Stock at an exercise price of $4.00 per share, subject to customary anti-dilution provisions, and expiring on September 1, 2001. To date, no warrants have been exercised.

     As previously mentioned, the Company has granted warrants to Asia Pacific, subject to certain conditions, see "Item 1. - Description of Business - Asia Pacific Participation Agreement."

TRANSFER AGENT AND REGISTRAR
----------------------------

     The transfer agent and registrar for the Common Stock is Signature Stock Transfer Inc., 14675 Midway Road, Suite 221, Addison, Texas 75001.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Price Range of Common Stock

     The Common Stock of the Company commenced quotation on the OTC Bulletin Board under the symbol "SCGI". Subsequent to the Company's name change on October 4, 1999, trading commenced under the symbol "SLCC" in late October 1999. As of April 6, 2000, the Company was delisted from the OTC Bulletin Board as a result of new regulations that require all OTC listed companies to register under the Securities Exchange Act of 1934 in a timely manner or otherwise be delisted. The Company moved to the "pink sheets" for listing and trading in April 2000. The Company intends to seek relisting on the OTC Bulletin Board upon filing this Registration Statement on Form 10-SB and successfully completing any comment rounds with the Securities and Exchange Commission and fulfilling other applicable requirements. The chart below shows the quarter end high and low close prices of the Common Stock from October 4, 1999 through June 18, 2001. Such amounts represent inter-dealer prices and do not include commissions, mark-ups or mark-downs, and may not necessarily represent actual transactions.

------------------------------------------ ---------------- ----------------
                PERIOD                          HIGH             LOW
------------------------------------------ ---------------- ----------------
Qtr ended December 31, 1999                     $3.25            $2.00
------------------------------------------ ---------------- ----------------
Qtr ended March 31, 2000                         3.13             1.00
------------------------------------------ ---------------- ----------------
Qtr ended June 30, 2000                          3.00             0.05
------------------------------------------ ---------------- ----------------
Qtr ended September 30, 2000                     2.20             0.38
------------------------------------------ ---------------- ----------------
Qtr ended December 31, 2000                      1.05             0.09
------------------------------------------ ---------------- ----------------
Qtr ended March 31, 2001                         0.45             0.05
------------------------------------------ ---------------- ----------------
Qtr ending June 30, 2001 (to June 18)            0.34             0.06
------------------------------------------ ---------------- ----------------

     On April 30, 2001, there were 16,654,933 shares of Common Stock outstanding held of record by 23 stockholders, of which approximately 5,071,600 shares are freely tradable without restriction under the Securities Act. The number of record holders does not reflect those beneficial stockholders whose shares are held in street or nominee name by a broker-dealer or other institutional nominee.

DIVIDEND POLICY
---------------

     The Company has paid no dividends and intends to retain all future earnings, if any for use in the development and operation of its business and does not anticipate paying cash dividends of Common Stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     There is no action, suit, proceeding or investigation pending or to the Company's knowledge threatened against the Company or any of its subsidiaries.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In December 1999, the Company sold 583,333 equity units in a private placement for $1,750,000, net of costs and fees. Each unit consisted of one share of Common Stock and one warrant. Each warrant is exercisable for the purchase of one share of Common Stock at an exercise price of $4.00 per share and expiring on September 1, 2001. The purchasers were sophisticated investors. The placement was claimed exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof and Regulations D and S thereunder.

     In September 1999, the Company issued 11,000,000 shares of Common Stock upon the acquisition of Presto Communications Corporation. 5,899,000 shares were issued to 11 former shareholders of Presto and the remaining 5,101,000 shares were to a corporation to hold for the benefit of three former shareholders of Presto. See "Item 1. Description of Business-Corporate History" for additional information regarding the Presto acquisition. This issuance was claimed exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof and Regulation S thereunder.

     As of November 16, 2000, the Company entered into a Joint Venture Agreement with Asia Pacific. Under this Agreement, the Company has issued 2,498,240 shares of its Common Stock, for the benefit of Asia Pacific. The shares are presently being held in trust until receipt of a first installment payment at which time the shares will be released to Asia Pacific. That Agreement also provides for the Company to grant to Asia Pacific warrants to purchase 3,330,986 shares of Common Stock at an exercise price of $0.01 per share and expiring on December 31, 2002. See "Item 1. Description of Business - Asia Pacific Participation Agreement" for additional information regarding the Asia Pacific transaction. This issuance was claimed exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof and Regulation S thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Company's Certificate of Incorporation, as amended, limits the personal liability of a director to the Company for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation and By-Laws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding, to the fullest extent and in the manner set forth in and permitted by the DGCL, as from time to time in effect, and any other applicable law, as from time to time in effect. Such right of indemnification is not be deemed exclusive of any other rights to which such director, officer, employee or agent may be entitled and shall inure to the benefit of the heirs, executors and administrators of each such person. Further, the Delaware law permits a corporation to purchase and maintain liability insurance on behalf of its officers, directors, employees and agents. The Company does not maintain any Directors and Officers liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

     The Company's financial statements for the fiscal years ended December 31, 2000 and 1999 have been examined to the extent indicated in their reports by Stefanou & Company, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission. Unaudited financial statements for the periods ended March 31, 2001 and March 31, 2000 have been prepared by the Company.

The following financial statements are attached hereto and filed as a part hereof.

                                                                            PAGE
                                                                            ----
     Report of Independent Certified Public Accountants                      37

     Consolidated Balance Sheet as of December 31, 2000 and 1999             38

     Consolidated Statements of Losses and Comprehensive Losses for
     the years ended December 31, 2000 and 1999                              39

     Consolidated Statements of Deficiency in Stockholders' Equity for
     the years ended December 31, 2000 and 1999                              40

     Consolidated Statements of Cash Flows for the years ended
     December 31, 2000 and 1999                                              41

     Notes to Consolidated Financial Statements                              42

     Unaudited Condensed Consolidated Balance Sheet as of March 31, 2001     50

     Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the three month periods ended
     March 31, 2001 and 2000                                                 51

     Unaudited Condensed Consolidated Statements of Changes in Cash
     Flows for the three month periods ended March 31, 2001 and 2000         52

     Notes to Unaudited Financial Statement                                  53

                             STEFANOU & COMPANY, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                                1360 Beverly Road
                                    Suite 305
                              McLean, VA 22101-3621
                                  703-448-9200
                               703-448-3515 (fax)

                                                                Philadelphia, PA
--------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors
Speechlink Communications Corp.
Toronto, Ontario

     We have audited the accompanying consolidated balance sheets of Speechlink Communications Corp. and subsidiaries as of December 31, 2000 and December 31, 1999 and the related consolidated statements of losses and comprehensive losses, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Speechlink Communications Corp. and subsidiaries as of December 31, 2000 and December 31, 1999 and the results of its operations and its cash flows for the years ended, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note I, the company is experiencing significant losses from continuing operations and difficulty in generating cash flow to meet obligations and sustain its operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note I. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

March 15, 2001                                      /s/ Stefanou & Company, LLP
McLean, Virginia

                         SPEECHLINK COMMUNICATIONS CORP.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 2000 AND 1999


ASSETS

CURRENT ASSETS:                                                          2000                    1999
                                                                         ----                    ----
     Cash and Cash Equivalents                                       $    42,034     $  591,267
     Accounts receivable net of allowance for doubtful accounts           14,792        141,864
     Inventory, at lower of cost or market                                               71,326
     Advances to related parties and employees (Note H)                   52,712        141,161
     Tax refund and prepaid expenses                                     222,789        150,346
                                                                     -----------     ----------
          Total current assets                                           332,327      1,095,964

PROPERTY AND EQUIPMENT - AT COST:
     Furniture, equipment and leasehold improvements                     168,686        166,083
     Less accumulated depreciation                                        74,350         41,590
                                                                     -----------     ----------
                                                                          94,336        124,493
                                                                     -----------     ----------

                                                                     $   426,663     $1,220,457
                                                                     ===========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable and accrued expenses                           $   141,754     $   91,004
     Advances from shareholders (Note H)                                 224,879        251,647
                                                                     -----------     ----------
          Total current liabilities                                      366,633        342,651

COMMITMENTS AND CONTINGENCIES (Note F)

STOCKHOLDERS' EQUITY (NOTES B and E)
     Preferred Stock, par value $.00001 per
     share 20,000,000 authorized, none issued
     Common stock, par value $.0001 per share                              1,665          1,665
     50,000,000 shares authorized; 16,654,933 issued
     at December 31, 2000 and December 31, 1999
     Additional paid-in-capital                                        2,243,468      2,243,468
     Stock subscription receivable                                             -       (212,015)
     Accumulated deficit                                              (2,185,103)    (1,155,312)
                                                                     -----------     ----------
          Total stockholders' equity                                      60,030        877,806
                                                                     -----------     ----------
                                                                     $   426,663     $1,220,457
                                                                     ===========     ==========

           See accompanying notes to consolidated financial statements

                         SPEECHLINK COMMUNICATIONS CORP.
           CONSOLIDATED STATEMENTS OF LOSSES AND COMPREHENSIVE LOSSES
                             YEAR ENDED DECEMBER 31

--------------------------------------------------------------------------------

Revenues:                                                2000          1999
                                                         ----          ----

     Sale of equipment and fees                      $   208,907    $   954,381

Cost and expenses:
     Cost of sales                                       144,506      1,009,500
     Selling, general and administrative               1,255,419      1,086,744
     Interest                                                  -          2,704
     Depreciation and amortization                        33,486         21,498
                                                     -----------    ------------
                                                       1,433,411      2,120,446
     Operating loss                                   (1,224,504)    (1,166,065)

Interest income                                                           6,542
Foreign exchange gain                                          -          5,996
                                                     -----------    ------------
                                                               -         12,538
                                                     -----------    ------------
     Loss before taxes                                (1,224,504)    (1,153,527)
     Income (taxes) benefit                              194,713        163,364
                                                     -----------    ------------

     Net loss                                        $(1,029,791)   $  (990,163)

Loss per common share (basic and assuming dilution)  $      (.06)   $      (.06)
                                                     ===========    ===========

Weighted average common shares outstanding (Note G)   16,654,933     10,950,495

Comprehensive Loss
     Net loss                                        $(1,029,791)   $  (990,163)
     Foreign currency translation adjustment                   -        (28,170)
                                                     -----------    ------------
     Net loss                                        $(1,029,791)   $(1,018,333)


           See accompanying notes to consolidated financial statements

                         SPEECHLINK COMMUNICATIONS CORP.
          CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31,1999 AND DECEMBER 31, 2000

                                                                                 Stock
                                            Common    Stock     Additional    Subscription  Accumulated
                                            Shares    Amount  Paid-in-Capital  Receivable      Deficit        Total
                                            ------    ------  ---------------  ----------      -------        -----
Balance at January 1,1999                      118    $    19                  $            $  (136,979)   $  (136,960)
Redemption of common shares                    (18)       (12)                         -              -            (12)
Shares issued in connection with
merger with Presto Communications
Corporation                                    600          6      415,710      (212,015)             -        203,701
Shares cancelled in exchange with
merger with Presto Communications
Corporation                                   (118)        (7)           -             -              -             (7)
Shares issued in connection with
merger with Sino-City Gas, Inc.         11,000,000      1,100       77,816             -              -          1,100
Shares cancelled in exchange with
merger with Sino-Gas, Inc.                    (600)        (6)           -             -              -             (6)
Shares retained by existing shareholders
of Sino-Gty Gas, Inc.                    5,071,600        507            -             -              -            507
Shares of stock issued pursuant to
private placement, net of costs            583,333         58    1,749,942             -              -      1,750,000
Total comprehensive loss                         -          -            -             -     (1,018,333)    (1,018,333)
                                      ---------------------------------------------------------------------------------
Balance, December 31, 1999              16,654,933      1,665    2,243,468      (212,015)    (1,155,312)       887,806
Total comprehensive loss                         -          -            -             -     (1,029,791)    (1,029,791)
Payment of stock subscription                                                    212,015                       212,015
                                      ---------------------------------------------------------------------------------
Balance, December 31, 2000              16,654,933    $ 1,665    2,243,468             -    $(2,185,103)   $    60,030
                                      ---------------------------------------------------------------------------------

           See accompanying notes to consolidated financial statements

                         SPEECHLINK COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             YEARS ENDED DECEMBER 31

INCREASE(DECREASE) IN CASH AND EQUIVALENTS              2000            1999
                                                        ----            ----
Cash flows from operating activities
  Net loss for the year                              $(1,029,791)   $(1,018,333)
  Adjustments to reconcile net earnings to net cash
    Organization Expenses                                                77,816
    Depreciation and amortization                         33,486         21,831
    (Increase) decrease in:
      Translation losses and other assets                                60,271
      Accounts receivable                                127,072        (74,268)
      Inventory                                           71,326        (21,151)
      Advances to related parties and employees           88,449       (141,161)
      Tax refund and prepaid expenses                    (72,443)      (104,433)
    Increase (decrease) in:
      Accounts Payable and accrued expenses               50,750        (58,688)
      Advances from shareholders                         (26,768)       251,647
                                                     -----------    -----------
    Net cash (used) provided by operating activities    (757,919)    (1,006,469)

Cash flows used in investing activities:
  Capital expenditures                                    (3,329)      (129,365)
                                                     -----------    -----------

Cash flows used in financing activities:
  Proceeds from payment of stock subscriptions                        1,953,702
  Repayment of loans, net                                              (319,152)
                                                                    -----------
  Net cash, provided(used) in financing activities       212,015      1,634,550
                                                     -----------    -----------
  Net increase (decrease) in cash                       (549,233)        (8,716)
Cash and equivalents at beginning of year                591,267         92,551
                                                     -----------    -----------
Cash and equivalents at end of the year              $    42,034    $   591,267
                                                     ===========    ===========

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for interest                         -          2,704
  Assets acquired                                                         8,103
  Accumulated deficit                                                    95,838
  Common stock issued                                                11,000,000
  Net cash paid for acquisition                                               0


           See accompanying notes to consolidated financial statements

                         SPEECHLINK COMMUNICATIONS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follow.

Business and Basis of Presentation
----------------------------------

The Company develops and markets telecommunications devices and services for use on conventional switched networks, over the internet, and in corporate settings. This activity is conducted primarily in the eastern part of Canada.

On April 15, 1999, 1166330 Ontario, Inc. (the "operating company') organized under the laws of the Province of Ontario, Canada, and traded as Speechlink Technologies, completed a merger with Presto Communications Corporation. The shareholders of 1166330 exchanged their 100 shares and a subscription receivable for 306 shares of Presto. Presto is incorporated under the laws of the Province of British Columbia. The other 294 shares of Presto were issued to other investors in exchange for cash. Presto was essentially a non operating shell and 1166330 was the operating Company, in accordance with APB 16 the accounting acquirer is 1166330.

In October 1999, Presto merged with Sino-City Gas, Inc. an inactive corporation organized under the laws of the State of Delaware with no material operations. The merged Delaware corporation was renamed "Speechlink Communications Corp." The shareholders of Presto exchanged their shares for Speechlink stock and stock of 592337 B. C. Ltd. (a company formed for tax purposes that issued shares that can be exchanged for Speechlink shares). In accordance with the provisions of APB 16 the accounting acquirer is Presto.

The consolidated statements include the accounts of the company, and its wholly owned subsidiaries, Presto Communications Corporation, 1166330 and 592337. Significant intercompany transactions have been eliminated in consolidation.

Inventories
-----------

Inventories are stated at the lower of cost or market determined by the first in, first-out (FIFO) method. Inventories consist of telecommunications equipment available for sale to contract clients.

Components of inventories as of December 31, 2000 and December 31 1999, are as follows:

                                                 2000              1999
                                                 ----              ----

Telecommunications equipment                      -              $ 71,326

Revenue Recognition
-------------------

The Company follows a policy of recognizing sales at the time of shipment.

Advertising
-----------

The Company follows the policy of charging the costs of advertising to expenses incurred. For the years ended December 31, 2000 and December 31, 1999 advertising costs were $3,865 and $3,371 respectively.

Property and Equipment
----------------------

For financial statement purposes, property and equipment are depreciated using an accelerated method over their estimated useful lives (two to five years for furniture, fixtures and equipment and 5 years for leasehold improvements). An accelerated method of depreciation is also used for tax purposes.

Income Taxes
------------

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes".

Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Cash Equivalents
----------------

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Translation of Foreign Currency
-------------------------------

The Company reflects the United States Dollar as its reporting currency in these financial statements. In accordance with SFAS No. 52, Foreign Currency Translation, Assets and Liabilities are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component of comprehensive income.

Impairment of Long-Lived Assets
-------------------------------

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No.121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Research and Development
------------------------

Company-sponsored research and development costs related to both present and future products are expended in the year incurred. Total expenditures for research and product development for December 31, 2000 and December 31,1999 were $296,329 and $ 208,585 respectively.

Concentrations of Credit Risk
-----------------------------

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the Canadian bank insurance limits which total approximately $35,000 U S. dollars. The Company's customers are concentrated primarily in North America and Asia and periodically the company reviews its trade receivables for problem billings. Bad debt expense for 2000 and 1999 was $42,045 and $5,629 respectively.

Stock Based Compensation
------------------------

The Company accounts for stock transactions in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." In accordance with statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the proforma disclosure requirements.

Comprehensive Income
--------------------

In 1999, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

Segment Information
-------------------

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

New Accounting Pronouncements
-----------------------------

In 2000, the Company adopted the provisions of EITF 00-2. The pronouncement indicates that costs incurred in connection with operating a web site are period expenses. Upgrades and enhancements that add functionality should be expensed or capitalized based upon the general model of SOP 98-1. To date, the Company has expensed all web development costs.

The Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pension and Other-Post Employment Benefits ("SFAS 132") in the year ended December 31, 1999. SFAS No. 132 establishes disclosure requirements regarding pension and post employment obligations. SFAS No. 132 does not effect the Company as of December 31, 1999.

In March 1998, Statement of Position No. 98-1 was issued, which specifies the appropriate accounting for costs incurred to develop or obtain computer software for internal use. The new pronouncement provides guidance on which costs should be capitalized, and over what period such costs should be amortized and what disclosures should be made regarding such costs. This pronouncement is effective for fiscal years beginning after December 15, 1998, but earlier application is acceptable. Previously capitalized costs will not be adjusted. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement, and therefore believes that adoption will not have a material effect on financial condition or operating results.

In April 1998, Statement of Position No. 98-5 was issued which requires that companies expense previously capitalized start-up costs including organization costs and expense future start-up costs as incurred. Adoption of this statement does not have an effect on the Company's financial condition or operating results.

The Company adopted Statement of Financial Standards No. 133, Accounting for Derivative Instruments and for Hedging Activities ("SFAS No. 133") in the year ended December 31, 1999. SIAS No. 133 requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item SFAS No. 133's impact on the Company's consolidated financial statements is not expected to be material as the Company has not historically used derivative and hedge instruments.

Earnings Per Share
------------------

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrants have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. There is no effect on earnings per share information for the year ended December 31, 1999 relating to the adoption of this standard.

NOTE B - BUSINESS COMBINATIONS AND RE-CAPITALIZATION

On April 15, 1999, 1166330 Ontario, Inc., traded as Speechlink Technologies, completed a merger ("Merger') with Presto Communications Corporation, hereinafter referred to as "Presto" in a transaction accounted for as a re-capitalization. Presto was formed on April 1, 1999. Subsequent to the date of the merger, 1166330 Ontario, Inc. became a wholly-owned subsidiary of Presto.

Effective with the Merger, all previously outstanding common stock, preferred stock, options and warrants owned by former 1166330 Ontario, Inc. stockholders along with $ 212,016 was exchanged for an aggregate of 306 shares of Presto's common stock. Presto issued 294 shares of common stock to sophisticated investors, primarily outside the United States, in exchange for $ 203,700. The results of operations subsequent to the date of re-capitalization are included in the Company's consolidated statement of losses. In accordance with Accounting Principles Opinion No. 16, 1166330 Ontario, Inc. is the acquiring entity.

On October 1, 1999, Presto completed an Agreement and Plan of Reorganization ("Agreement") with SinoGas, Inc., ("Sino") in a transaction accounted for using the purchase method of accounting. The total purchase price and carrying value of net assets acquired of Sino was $ 77,816. From Sino's inception, until the date of the merger, Sino was an inactive corporation with no material assets and liabilities. Subsequent to the date of the merger, Sino-Gas Inc. changed its name to Speechlink Communications, Inc. ("Company"), with Presto Communications, Inc. becoming a wholly owned subsidiary of the Company.

Effective with the Agreement, all previously outstanding common stock, preferred stock, options and warrants owned by Presto stockholders were exchanged for an aggregate of 11,000,000 shares of the Company's common stock. The value of the stock that was issued was the historical cost of Sino's net tangible assets, which did not differ materially from their fair value. The results of operations subsequent to the date of acquisition are included in the Company's consolidated statement of losses. In accordance with Accounting Principles Opinion No. 16, Presto Communications Corporation is the acquiring entity.

The total purchase price and carrying value of net assets acquired of Sino was $ 77,816. The net assets acquired were as follows:

               Net assets                    $    8,103
               Accumulated deficit               95,838
               Net liabilities                  (26,125)
                                             ----------
                                             $   77,816

In accordance with Statement of Position No. 98-5, the Company expensed, as organization costs, in the year ended December 31, 1999, $77,816, which represents the excess of the purchase price of Sino over the net assets acquired.

NOTE C - INCOME TAXES

The Company has adopted Financial Accounting Standard number 109 which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

For income tax reporting purposes, the Company's aggregate unused net operating losses approximate $2,000,000 which expire through 2007. The deferred tax asset related to the carryforward is approximately $800,000. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earning history of the Company, it is more likely than not that the benefits will be realized.

The Company is entitled to receive income tax refunds for certain research and development expenditures. These amounts are reflected in the Consolidated Statement of Losses as income tax benefits.

NOTE D - MAJOR CUSTOMERS

Revenue from three (3) major customers approximated $ 162,563 or 80% of sales and $805,072 or 84% of sales for the year ended December 31, 2000 and December 31, 1999 respectively.

NOTE E - CAPITAL STOCK

1166330 Ontario, Inc., traded as Speechlink Communications, was formed under the laws of Ontario, Canada in January 1996. In April 1999, the shareholders of 1166330 Ontario, Inc. exchanged 100% of their common stock for common stock in Presto Communications Corporation, a company organized under the laws of the Province of British Columbia ("Presto").

In September 1999, Presto Communication Corporation completed a merger with Sino-City Gas, Inc. ("Sino"), a Delaware corporation with no material operations. The shareholders of Presto exchanged all of the outstanding shares of common stock of Presto for 11,000,000 shares of common stock in Sino.

Immediately following the merger, Sino was renamed Speechlink Communications Corp., a Delaware corporation.

In December 1999, the Company issued 583,333 equity units in a private placement to sophisticated investors, primarily outside the United States, in exchange for $1,750,000, net of costs and fees. Each unit consisting of one (1) share of common stock and one (1) warrant to purchase one (1) share of common stock

Share amounts presented in the consolidated balance sheets and consolidated statements of stockholders' equity reflect the actual share amounts outstanding for each period presented.

As of December 31, 2000, the Company had the following outstanding warrants to purchase the Company's common stock

        Number of Shares       Exercise Price per Share     Date of Expiration
        ----------------       ------------------------     ------------------
            583,333                    $ 4.00                September 1, 2001

NOTE F - COMMITMENTS AND CONTINGENCIES

Lease Commitments
-----------------

The Company leases office space in Toronto, Ontario for its corporate offices. Commitments for minimum rentals under non cancelable leases at the end of 2000 are as follows:

             2001                    $17,741
             2002                     17,741
             2003                     17,741
             2004                     14,784
                                     -------
                                     $68,007

NOTE G - LOSSES PER COMMON SHARE

The following table presents the computation of basic and diluted loss per share:

                                                   1999                2000
                                                   ----                ----
Net loss available for common shareholders      $ (990,163)        $(1,029,791)
Basic and fully diluted loss per share               $(.09)              $(.06)
Weighted average common shares outstanding      10,950,495          16,654,933

Net loss per share is based upon the weighted average number of shares of common stock outstanding.

NOTE H - RELATED PARTY TRANSACTIONS

As of December 31, 1999, the Company had advanced $120,000 to an entity controlled by a significant shareholder of the Company. The advance was unsecured and no formal repayment terms exist. Subsequent to the date of the financial statements, the advance was repaid in full.

As of December 31, 1999, the Company's President had advanced a net amount of $62,292 has advanced to the Company for working capital purposes. In 1999, a director of the Company advanced approximately $164,000 to the Company for working capital purposes. The advances are unsecured and no formal repayment terms exist.

As of December 31, 2000, the Company advanced $35,992 to various employees. At year-end, $4,300 of these advances were repaid. The advances are unsecured and no formal repayment terms exist.

NOTE I - GOING CONCERN

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended December 31, 2000 and December 31, 1999 the Company incurred losses of $1,029,791 and $990,163, respectively. These losses among other factors may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve its liquidity problems. Management anticipates the Company will attain profitable status and improve its liquidity through the continuing developing, marketing and selling of its products and additional equity investment in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.

NOTE J - SUBSEQUENT EVENT (UNAUDITED)

On January 17, 2001, the Board of Directors approved an arrangement whereby the Company will issue 2,498,240 shares of restricted Common Stock and warrants to purchase an additional 3,330,986 shares exercisable at $0.01 per share until December 31, 2002, in return for an interest in a joint venture. The President of the Company has agreed to compensate Speechlink, proportionately, by tendering stock he owns if certain provisions of the contract are breached.

                         SPEECHLINK COMMUNICATIONS CORP.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

ASSETS                                                           March 31, 2001
                                                                 --------------
CURRENT ASSETS:
     Cash and Cash Equivalents                                         $ 24,869
     Accounts receivable net of allowance for doubtful accounts         266,622
     Inventory, at lower of cost or market                                 -
     Advances to related parties and employees                           70,792
     Tax refund and prepaid expenses                                    170,395
                                                                       --------
               Total current assets                                     532,678

PROPERTY AND EQUIPMENT-AT COST:
     Furniture, equipment and leasehold improvements                    159,279
     Less accumulated depreciation                                       82,629
                                                                       --------
                                                                         76,650
                                                                       --------

                                                                       $609,328
                                                                       ========

  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable and accrued expenses                             $188,257
     Advances from shareholders                                         221,484
                                                                       --------
                                                                        409,741

STOCKHOLDERS' EQUITY
     Common stock, par value $.0001 per share
     50,000,000 shares authorized; 16,654,933 at March 31, 2001           1,665
     Additional paid-in-capital                                       2,243,468
     Accumulated deficit                                             (2,045,546)
                                                                    -----------
          Total stockholders' equity                                    199,587
                                                                    -----------
                                                                       $609,328
                                                                    ===========


            See accompanying notes to unaudited financial statements

                         SPEECHLINK COMMUNICATIONS CORP.
                      CONDENSED CONSOLIDATED STATEMENTS OF
                       OPERATIONS AND COMPREHENSIVE INCOME
                THREE MONTH PERIODS ENDED MARCH 31, 2001 AND 2000
                                   (UNAUDITED)

--------------------------------------------------------------------------------

Revenues:                                                2001           2000
                                                         ----           ----

     Sale of equipment and fees                      $   368,959    $    20,324

Cost and expenses:
     Cost of sales                                        44,289         10,034
     Selling, general and administrative                 153,284        321,244
     Depreciation and amortization                         8,297          7,633
                                                     -----------    -----------
                                                         205,870        338,911
                                                     -----------    -----------
     Operating income (loss)                             163,089        338,911)

Interest income                                                -          2,463
Foreign exchange loss                                          -         (2,141)
                                                     -----------    -----------
     Income (loss) before taxes                          163,089       (338,589)
                                                     -----------    -----------
     Income (taxes) benefit                                    -         28,726
                                                     -----------    -----------
     Net income (loss)                               $   163,089    $  (309,863)
                                                     ===========    ===========

Net income (loss) per common share (basic and
assuming dilution)                                   $       .01    $      (.02)
                                                     ===========    ===========

Weighted average common shares outstanding            16,654,933     16,654,933
Comprehensive income (loss)
     Net income (loss)                               $   163,089      $(309,863)
     Foreign currency translation adjustment             (23,532)        (5,634)
                                                     -----------    -----------
     Comprehensive income (loss)                     $   139,557    $  (315,497)
                                                     ===========    ===========


           See accompanying notes to consolidated financial statements

                         SPEECHLINK COMMUNICATIONS CORP
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
               THREE MONTHS PERIODS ENDED MARCH 31, 2001 AND 2000
                                   (UNAUDITED)

                                                          2001          2000
                                                          ----          ----

Cash provided from operations                            $17,165     $(376,350)

Cash flows used in investing activities                        0             0

Cash flows used in financing activities                        0             0

Cash and equivalents at the beginning of the period       42,034       591,267
                                                         -------      --------
Cash and equivalents at the end of the period            $24,869      $214,917
                                                         =======      ========


            See accompanying notes to unaudited financial statements


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


                         SPEECHLINK COMMUNICATIONS CORP.
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          NOTES TO FINANCIAL STATEMENTS

NOTE A-SUMMARY OF ACCOUNTING POLICIES
-------------------------------------

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results from operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. The unaudited consolidated financial statements should be read in conjunction with the consolidated December 31, 2000 financial statements and footnotes thereto included in the registration statement.

NOTE B-BASIS OF PRESENTATION
----------------------------

Business and Basis of Presentation
----------------------------------

The Company develops and markets telecommunications devices and services for use on conventional switched networks, over the internet, and in corporate settings. This activity is conducted primarily in the eastern part of Canada.

On April 15, 1999, 1166330 (the "operating company") organized under the laws of the Province of Ontario, Canada, and traded as Speechlink Technologies, completed a merger with Presto Communications Corporation. The shareholders of 1166330 exchanged their 100 shares and a subscription receivable for 306 shares of Presto. Presto is incorporated under the laws of the Province of British Columbia. The other 294 shares of Presto were issued to other investors in exchange for cash. Presto was essentially a non-operating shell and 1166330 was the operating Company, in accordance with APB 16 the accounting acquirer is 1166330.

In October 1999, Presto merged with Sino-City Gas, Inc. an inactive corporation organized under the laws of the State of Delaware with no material operations. The merged Delaware corporation was renamed "Speechlink Communications Corp." The shareholders of Presto exchanged their shares for Speechlink stock and stock of 592337 B. C. Ltd. (a company formed for tax purposes that issued shares that can be exchanged for Speechlink shares). In accordance with the provisions of APB 16 the accounting acquirer is Presto.

The consolidated statements include the accounts of the Company, and its wholly owned subsidiaries, Presto Communications Corporation, 1166330 and 592337. Significant intercompany transactions have been eliminated in consolidation.


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


                                    PART III

ITEM 6. AND ITEM 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

(3)    Certificate of Incorporation and By-laws

       3.1.1  Certificate of Incorporation, filed on April 6, 1994

       3.1.2 Certificate for Renewal and Revival of Charter, filed on November 15, 1996

       3.1.3 Certificate of Amendment to Certificate of Incorporation, filed on November 15, 1996

       3.1.3 Certificate of Amendment to Certificate of Incorporation, filed on April 21, 1998

       3.1.4 Certificate of Amendment to Certificate of Incorporation, filed on October 4, 1999

       3.2    By-laws

(10)   Material Contracts

       10.1 Share Exchange and Share Purchase Agreement, dated September 15,1999, among the Company, 592337 B.C. Ltd., Presto Communications Corp. and the shareholders of Presto

       10.2 Exchange and Voting Agreement, dated September 15, 1999, among the Company, 592337 B.C. Ltd., Stocktrans Inc., Linda Leung, Joseph Wai-Keung Shi and Kenneth Wong

       10.3 Joint Venture Agreement, dated as of November 16, 2000, between the Company and Asia Pacific Telecom Group Co. Ltd.

       10.4   Commercial Lease by and between St. Patrick Towers Inc. and
              116630 Ontario Inc. for a term commencing November 1, 1999 through October 31, 2004.

(21)   List of Subsidiaries

(23)  Consent of Independent Certified Public Accountants

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SpeechLink Communications Corp.
                                        (Registrant)


Date:  June 25, 2001                    By   /s/ Kenneth Wong
                                             ----------------------------------
                                             Kenneth Wong
                                             President and Chief Executive
                                               Officer


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